EXHIBIT 3.(I)

                          CERTIFICATE OF INCORPORATION
                               CHRISTIE FUN, INC.

FIRST             The name of this corporation shall be: Christie Fun, Inc.

SECOND: Its registered office in the State of Delaware is to be located at: IS East North Street, in the City of Dover, County of Kent. Delaware 19901, and its registered agent at such address is: XL CORPORATE SERVICES, PVC.

THIRD: The nature of the business and the objects and purposes proposed to be transacted, promoted and carried on are to do any or all things herein mentioned as fully and to the extent as natural persons might or could do and in any part of the world, VIZ.

                  The purpose of the corporation is to engage in any lawful set or activity for which corporations may he organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which this corporation is authorized to issue is: 10,000,000 Common shares at $.001 per value.

FIFTH:            The name and address of the incorporator is as follows:

                  Joan M. Sherett
                  Blumberg Excelsior Corporate Services Inc.
                  61 While Street
                  New York New York l0013

SIXTH: The Directors shall have power to make and to alter or amend the By-Laws; to fix the amount to be: reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchise of this corporation.

                  With the consent in writing, and pursuant to a majority volt of the holders of the capital stock issued and outstanding, the Directors shall have authority to dispose, in any manner of the whole property of this corporation.

                  The By-Laws shall determine whether and to what extent the account and books of this corporation, or any of them, shall be open to the inspection of the stockholders; no stockholder shall have any right of inspecting any account, or books or document of this Corporation except as conferred by the law or the By-Laws by resolution of the stockholders.

                  The stockholders and directors shall have power to livid their meetings and keep the books, documents and papers of the corporation outside of the State of Delaware, at such places as maybe. from time to time, designated by the By-Laws or by resolution of the stockholders or directors, except as otherwise required by the laws of Delaware.

                  It is the intention that the objects, purposes and powers specified in the THIRD paragraph hereof shall, except where otherwise specified in said paragraph, be nowise limited or restricted by referenced to or inference from the terms of any other clause or paragraph in this certificate of incorporation, but that the objects, purposes and powers specified in the THIRD paragraph and in each of the clauses or paragraphs of this charter shall be regarded as independent objects, purposes and powers.

SEVENTH: No director of this Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability
                  (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders. (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

TN WITNESS WHEREOF, have hereunto set my hand this 14th day of August, 1997.


Jean M. Sherett
Incorporator

                                        2